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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                             RadioShack Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    750438103
                                 (CUSIP Number)

                               September 30, 2007
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP No. 750438103

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     INVESCO PLC
          AIM Advisors, Inc.
          AIM Capital Management, Inc.
          AIM Private Asset Management, Inc.
          INVESCO Asset Management Deutschland GmbH
          INVESCO Asset Management (Japan) Limited
          INVESCO Asset Management Limited
          INVESCO Asset Management, S.A.
          INVESCO Institutional (N.A.), Inc.
          INVESCO Kapitalanlagegesellschaft GmbH
          INVESCO Management S.A.
          PowerShares Capital Management LLC
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2.   Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)                                                                     [ ]
     (b)                                                                     [ ]
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3.   SEC Use Only _______________________________________________

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4.   Citizenship or Place of Organization

     INVESCO PLC: England
          AIM Advisors, Inc.: United States
          AIM Capital Management, Inc.: United States
          AIM Private Asset Management, Inc.:  United States
          INVESCO Asset Management Deutschland GmbH:  Germany
          INVESCO Asset Management (Japan) Limited: Japan
          INVESCO Asset Management Limited: England
          INVESCO Asset Management S.A.: France
          INVESCO Institutional (N.A.), Inc.:  United States
          INVESCO Kapitalanlagegesellschaft GmbH: Germany
          INVESCO Management S.A.: Luxembourg
          PowerShares Capital Management LLC:  United States
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               5.   Sole Voting Power 14,513,118: Such shares are held by the
                    following entities in the respective amounts listed:

                         AIM Advisors, Inc.: 67,991
                         AIM Capital Management, Inc.: 23,248
                         AIM Private Asset Management, Inc.: 140
                         INVESCO Asset Management Deutschland GmbH: 1,074,757
                         INVESCO Asset Management (Japan) Limited: 110,492
                         INVESCO Asset Management Limited: 2,480,863
  Number of              INVESCO Asset Management S.A.: 307,011
    Shares               INVESCO Institutional (N.A.), Inc.: 9,649,804
Beneficially             INVESCO Kapitalanlagegesellschaft GmbH: 515,845
    Owned                INVESCO Management S.A.: 266,641
   by Each               PowerShares Capital Management LLC: 16,396
  Reporting
 Person With   -----------------------------------------------------------------
               6.   Shared Voting Power

                    -0-

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               -----------------------------------------------------------------
               7. Sole Dispositive 14,513,118: Such shares are held by the following entities in the respective amounts listed:

                         AIM Advisors, Inc.: 67,991
                         AIM Capital Management, Inc.: 23,248
                         AIM Private Asset Management, Inc.: 140
                         INVESCO Asset Management Deutschland GmbH: 1,074,757 INVESCO Asset Management (Japan) Limited: 110,492 INVESCO Asset Management Limited: 2,480,863
                         INVESCO Asset Management S.A.: 307,011
                         INVESCO Institutional (N.A.), Inc.: 9,649,804
                         INVESCO Kapitalanlagegesellschaft GmbH: 515,845
                         INVESCO Management S.A.: 266,641
                         PowerShares Capital Management LLC: 16,396
               -----------------------------------------------------------------
               8.   Shared Dispositive Power

                    -0-
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     14,513,188
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

     N/A
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11.  Percent of Class Represented by Amount in Row (9)

     10.52%
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12.  Type of Reporting Person (See Instructions)

     IA, HC. See Items 2 and 3 of this statement.
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:

            RadioShack Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                 300 Radioshack Circle
                 Fort Worth, TX  76102

Item 2(a)   Name of Person Filing:

            INVESCO PLC

            In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by INVESCO PLC ("INVESCO"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. INVESCO through such subsidiaries provides investment management services to institutional and individual investors worldwide.

            Executive officers and directors of INVESCO or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. INVESCO and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of INVESCO's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by INVESCO and any other subsidiary.

Item 2(b)   Address of Principal Business Office:

            30 Finsbury Square
            London EC2A 1AG
            England

Item 2(c)   Citizenship:

            See the response to Item 2(a) of this statement.

Item 2(d)   Title of Class of Securities:

            Common Stock, $1 par value per share


Item 2(e)   CUSIP Number:

            750438103

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (e) [x] An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E)

     (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

            As noted in Item 2 above, INVESCO is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. INVESCO is a holding company.


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Item 4      Ownership:

            Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

            Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8      Identification and Classification of Members of the Group:

            N/A

Item 9      Notice of Dissolution of a Group:

            N/A

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        10/10/2007
                                        Date

                                        INVESCO PLC


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                            Lisa Brinkley
                                            Chief Compliance Officer